Sub-Item 77C: Submission of Matters to a Vote of Security Holders

A Special Meeting (the “Meeting”) of the Goldman Sachs Trust (“GST”) was held on October 15, 2013 to consider and act upon the proposals below. The Funds will amortize their respective share of the proxy,

shareholder meeting and other related costs, and GSAM has agreed to reimburse each Fund to the extent such expenses exceed a specified percentage of the Fund’s net assets.

At the Meeting, Donald C. Burke, Joseph P. LoRusso, Herbert J. Markley, James A. McNamara, and Roy W.

Templin were elected to the Trust’s Board of Trustees. In electing trustees, the Trust’s shareholders voted as follows:

For                          Against                                     Withheld                        Broker Non-Votes

Donald C. Burke                                           53,388,642,395.715                                           0                      1,150,861,851.7004                                0

Joseph P. LoRusso                                53,405,131,628.159                                           0                      1,134,372,619.260                                0

Herbert J. Markley                                53,435,916,168.391                                           0                      1,103,588,079.028                                0

James A. McNamara                                           53,432,564,581.647                                           0                      1,106,939,665.772                                0

Roy W. Templin                                           53,435,142,748.551                                           0                      1,104,361,498.868                                0

In addition to the individuals named above, Ashok N. Bakhru, John P. Coblentz, Jr., Diana M. Daniels,

Jessica Palmer, Richard R. Strubel and Alan A. Shuch continue to serve on the Trust’s Board of Trustees.